Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$92,521	$175,450
Add- Taxes based on income	52,000	100,005

Net income before income taxes	144,521	275,455
Add- fixed charges:
Interest on long term debt (1)	28,253	54,153
Estimated interest cost within rental expense	133	228
Amortization of net debt premium, discount, and expenses	424	760

Total fixed charges	28,810	55,141

Earnings available for fixed charges	$173,331	$330,596

Ratio of earnings to fixed charges	6.01	5.99

(1)	Includes FIN 48 interest expense